EXHIBIT 99.1

Statoil ASA: Election to Statoil's board of directors

STAVANGER, Norway, March 17, 2016 -- In a meeting in the Corporate Assembly of Statoil ASA (OSE:STL, NYSE:STO) on 17 March 2016 Jeroen van der Veer was elected as a new member of Statoil's board of directors.

Van der Veer was the Chief Executive Officer in the international oil and gas company Royal Dutch Shell Plc (Shell) in the period 2004 to 2009, when he retired. Van der Veer thereafter continued as a non-executive director on the board of Shell until 2013. He started to work for Shell in 1971 and has experience within all sectors of the business. Van der Veer is inter alia the chair of the supervisory boards of ING Bank NV and Royal Philips Electronics and member of the supervisory board of Boskalis Westminster Groep NV, and has significant competence within corporate governance.

The election enters into effect from 18 March 2016 and until the ordinary election of shareholder-elected members to the board of directors in 2017. Jeroen van der Veer was elected in accordance with the proposal from the nomination committee.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524